SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

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R2 INVESTMENTS, LDC,

Plaintiff,

- against -

CARL C. ICAHN, CARL J. GRIVNER, VINCENT INTRIERI, ADAM DELL, KEITH MEISTER, FREDRIK GRADIN, ROBERT KNAUSS, PETER SHEA, ARNOS CORPORATION, HIGH RIVER LIMITED PARTNERSHIP, ACF INDUSTRIES HOLDING CORPORATION, STARFIRE HOLDING CORPORATION, and

XO HOLDINGS, INC.,

Defendants, and

Nominal Defendant.

	: : : : : : : : : : : : : : : : : : : : : : :	Index No. 601296/09 REDACTED COMPLAINT
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Plaintiff R2 INVESTMENTS, LDC ("R2"), by its undersigned attorneys, Cohen & Gresser LLP, as and for its own complaint and also derivatively for its complaint on behalf of XO Holdings, Inc. ("XO or the "Company") against Carl C. Icahn, Carl J. Grivner, Vincent Intrieri, Adam Dell, Keith Meister, Fredrik Gradin, Robert Knauss, Peter Shea, Arnos Corporation, High River Limited Partnership, ACF Industries Holding Corporation, Starfire Holding Corporation, and Nominal Defendant XO (collectively, "Defendants") states and alleges upon personal belief with respect to its own acts and upon information and belief with respect to all others, as follows:

Nature of the Case

    This case concerns a third attempt by Carl Icahn, the Chairman and majority shareholder of XO Communications ("XO" or the "Company"), to take XO's $3.5 billion in net operating losses (NOLs) for his own use in exchange for grossly inadequate consideration. Companies accrue net operating losses when their tax deductions in a given year exceed their taxable income. The companies can use the NOLs to offset income in a different tax year. Under the tax laws, a shareholder who owns 80% or more of a company may use its NOLs to reduce the tax burden of other, profitable, companies in which the shareholder holds more than an 80% interest. Icahn has long sought the Company's NOLs to reduce the overall taxes in his business empire. Twice before he attempted to engineer transactions to acquire the NOLs -- and twice before the filing of litigation was necessary to stop him. This time, Icahn avoided the possibility of a court enjoining his scheme by announcing it to minority shareholders and the public only after his self-dealing transaction was consummated, so it is now up to this Court to reverse Icahn's self-dealing transaction.

    Icahn's most recent scheme involved three egregious breaches of fiduciary duty. First, the Icahn-controlled Board of Directors gave Icahn approximately $2 billion of value in stock and NOLs in exchange for less than $1 billion in value in return. Second, in doing so, Icahn and his hand-picked Board breached their fiduciary duties by improperly diluting minority shareholders, offering them collectively one share for every twenty that the Icahn-controlled XO Board of Directors offered Icahn. Third, Icahn and the Board breached their fiduciary duties by rejecting offers to purchase the Company or its assets that, according to financial advisers to the Company and its Special Committee, would have offered shareholders far greater value than Icahn's self-dealing transaction.

    Icahn and his controlled Board committed these breaches of fiduciary duty so that Icahn could obtain over a billion dollars worth of tax benefits from XO in exchange for paying XO only approximately $100 million. Under the grossly unfair transaction approved by the Icahn-controlled Board, Icahn is required to pay XO only 30 cents on the dollar for the first $900 million in NOLs he uses and to pay XO absolutely nothing for any additional NOLs he uses unless he falls below 80% control of XO, an event Icahn could single-handedly prevent. This arrangement was so ridiculously unfair that the financial advisor to the Company's sham special committee explicitly stated that its fairness opinion did not apply to the NOL part of the transaction.

    The events at issue here were not Icahn's first attempt to increase his control over the Company and obtain access to the Company's NOLs. When XO first emerged from bankruptcy, Icahn owned more than 80% of the Company's equity. Icahn used approximately $450 million of XO's NOLs in 2003 and 2004 to reduce the tax liability of other Icahn-controlled companies. However, Icahn fell below the 80% threshold when he failed to participate in an offering of XO stock in January 2004 because he assumed minority shareholders would not be interested in the offering. Icahn then began his efforts to get back his golden prize. In 2005, Icahn proposed to buy XO's sole valuable operating asset, its fiber optic network (the "Wireline Assets" or "Wireline Business") and take the Company's only other substantial asset, its NOLs, for grossly insufficient consideration. Plaintiff R2 and other minority shareholders filed a lawsuit in Delaware to prevent this breach of fiduciary duty. After a preliminary court hearing, Icahn and his controlled board backed down and abandoned the proposed deal.

    A few months later, Icahn put language into the Company's preliminary proxy for its 2006 annual meeting of stockholders that would permit the Company to sell the Wireline Assets to Icahn without obtaining shareholder approval -- in effect, to complete the transaction that had just been stopped. The proxy statement misleadingly described the proposed amendments as removing "superfluous" provisions and designed to "simplify" the relevant agreement "for administrative purposes." Once again, Plaintiff R2 and other minority shareholders caught Icahn and commenced injunctive proceedings. Again, Icahn backed down.

    Icahn's current attempt to take XO's NOLs began in or about September 2007. During the preceding months and years, XO's Icahn-controlled Board had failed to take advantage of an extraordinarily liquid credit market to refinance its long-term debt, the majority of which Icahn owned. Instead, the Board had approved an aggressive capital expenditure program but failed to identify the financing for that program. Icahn's strategy of having the Company incur substantial additional expenditures while leaving in place its sizeable debt (owed largely to Icahn) would force the Company into dire financial straits -- and provide an excuse for the self-dealing transaction Icahn would offer to save the Company in exchange for its NOLs. In September 2007, the Board created a Special Committee to consider its financing alternatives. Although a special committee in theory should be independent and free to determine the best course for the Company and all its shareholders, this Special Committee was not. Instead, as subsequent events proved, XO's Special Committee was free only insofar as it approved Icahn's dictates. Indeed, the three directors on the Special Committee were the same three directors who had approved the scheme that resulted in the earlier breach of fiduciary duty lawsuit, which the Company paid millions of dollars to settle.

    The Special Committee and Icahn knew that an equity financing proposal could give Icahn further control of the Company's assets, as well as control of the Company's NOLs for the benefit of his own affiliates, if the Special Committee did not put protections into place to safeguard the Company's interests. Nevertheless, as the financing proposal developed, the Special Committee took step after step to ensure that Icahn would get control over the NOLs without providing fair compensation. The Special Committee rejected concerns from advisors about the size of the offering, the type of stock offered, the type of transaction, and the involvement of minority shareholders. The result was a transaction that guaranteed Icahn's control over the Company's NOLs.

    The Special Committee and the Company had their own financial advisors. Both sets of financial advisors recommended that any equity financing be conducted through an equity rights offering and that it be open to as many participants as possible, not just current investors such as Icahn. The Special Committee also initially recommended that "a rights offering be conducted only if Mr. Icahn agrees to a standstill agreement (or other comparable arrangement) that would limit his equity ownership, after any offering, to not greater than 75%." This agreement would have served the specific purpose of keeping Icahn below the 80% threshold so that he could not take the Company's NOLs for his own use.

    Icahn agreed with the rights offering plan, but not on the terms recommended by the financial advisors. He first insisted that it be a preferred rights offering of a size that would dwarf any similar rights offering in recent years -- and that was multiples beyond the size recommended by the financial advisors. A preferred rights offering of this size would serve Icahn's strategic purpose: it would so dilute minority shareholders as to dampen any interest in participation and actually exclude participation by some minority shareholders, thus nearly guaranteeing that Icahn would exceed the critical 80% threshold. Although the financial advisors cautioned against Icahn's proposal, the Special Committee ultimately capitulated to his demand. Disregarding the financial advisors' advice, the Special Committee also ignored three different prospective investors who made unsolicited approaches to the Company to provide funding that could have kept Icahn below the 80% threshold (without acquiring any Company assets other than stock).

    Another alternative available to the Company was the sale of all or part of the Company. The Company's financial advisor endorsed an active exploration of this alternative. Despite this recommendation, the Special Committee made no effort to solicit interest from potential acquirers. Nevertheless, at least four bidders expressed serious -- and unsolicited -- interest in acquiring all or part of the Company at prices that represented a substantial premium above the market price of XO shares. One potential acquirer, Bidder 1, made an offer of $1.0 billion for the entire Company. The Special Committee rejected this offer out of hand.

    Another potential acquirer, Bidder 2, approached the Special Committee on June 6, 2008 with an offer of $900 million to $1 billion for the Company's Wireline Assets. After an expedited due diligence process, on June 23, 2008, Bidder 2 made a revised offer of $940 million for the Wireline Business. Bidder 2's proposal would pay shareholders approximately three times the Company's current stock price while allowing the Company to keep the rest of its assets, including its billions of dollars in NOLs. In addition, Bidder 2 was prepared to sign transaction documents quickly. The financial advisor to the Special Committee, Cowen & Company ("Cowen"), made clear that the Special Committee should give Bidder 2's offer very serious consideration. This proposed sale, however, would block Icahn's effort to obtain further control of XO and thereby obtain the Company's NOLs.

    The very next day, June 24, 2008, at a meeting of the full XO Board convened at the offices of Icahn Associates, Icahn and the conflicted board rejected Bidder 2's offer. The Special Committee expressed concern about its fiduciary duties, noting that it was required to consider the sale option. Icahn rejected those concerns. He recommended that the full Board vote to put "on hold" the pursuit of any alternatives to Icahn's proposed transaction until the preferred stock deal was completed. The Board acceded to Icahn's request. In short, when faced with the reality of an attractive sale alternative that would maximize shareholder value, the Icahn-dominated full Board simply limited the Special Committee's mandate, precluding it from pursuing a potential sale and limiting the Special Committee to negotiating the transaction with Icahn.

    Apparently recognizing the egregious breach of fiduciary duty behind the restriction on the Special Committee's authority, Cowen tried to resurrect discussions with Bidder 2, which remained seriously interested and promised to make a material increase in the amount of its offer. Without Board support, however, these discussions proved fruitless.

    After the Board eliminated any alternatives to Icahn's proposal of issuing preferred shares, Icahn steamrolled the Special Committee in the ensuing negotiations. Icahn got the Special Committee to agree to new transaction terms. Among those terms was an increase in the size of his preferred placement that made it many times larger than any comparable transaction. In addition, a last-minute change drastically cut the number of shares offered to minority shareholders so that instead of collectively obtaining one share for every two shares acquired by Icahn, the minority shareholders were collectively offered one share for every twenty shares Icahn would receive. These changes guaranteed that Icahn would exceed the 80% threshold he needed to get his hands on the Company's NOLs even if minority shareholders bought all the shares they were offered.

    In addition, as part of the overall transaction, the Company signed a new tax allocation agreement with Icahn (the "Amended Tax Allocation Agreement"). The old agreement required that Icahn pay the Company dollar-for-dollar for the tax benefits Icahn received from XO. The Amended Tax Allocation Agreement allowed Icahn to pay only 30 cents on the dollar for the first $900 million in Company NOLs he used for his own entities. In addition, Icahn would pay the Company nothing for additional approximately $2.5 billion in NOLs he used until such time as he could no longer file a consolidated tax return with the Company, if that ever happened. This contingency is an event entirely within Icahn's control, and one he will no doubt prevent from occurring. These terms are so unfair to the Company and its minority shareholders that they could not have resulted from a fair or even minimally diligent process. Indeed, they did not. The Special Committee apparently neither sought nor received advice from its financial advisor, Cowen, on these terms.

    On July 25, 2008, the transaction with Icahn (the "Icahn Transaction") was consummated. The Company issued hundreds of millions of dollars in new preferred stock that Icahn purchased in exchange for cash and retirement of the Company's Icahn-owned debt. Icahn's stake in XO went up from just over 50% of the equity to approximately 85% (on a fully-diluted basis). Icahn obtained the Company's NOLs subject to the Amended Tax Allocation Agreement. The Icahn Transaction has the additional benefit -- to Icahn -- of allowing him to get near the 90% ownership of XO he would need to squeeze out minority shareholders in a short-form merger.

    This blatant looting of Company assets was too much for Cowen, the Special Committee's financial advisor. Cowen refused to issue an opinion on the fairness of the arrangement regarding the NOLs. The limited fairness opinions it gave also did not consider the proposed Bidder 2 transaction and specifically excluded any analysis of fairness to minority shareholders.

    Plaintiff R2 has been a minority shareholder of XO since 2003. The economic value and voting rights of R2 shares have been substantially diminished as a result of Defendants' self-dealing, breaches of their fiduciary duties, and corporate waste. R2 obtained corporate records from XO underlying this Complaint only by bringing a successful books and records action after XO refused to comply with its corporate obligations to provide R2 with those records. R2 brings this lawsuit both on its own behalf and derivatively on behalf of XO to seek (i) rescission of the self-dealing Icahn Transaction described in detail below; (ii) compensatory damages; and (iii) the fees and costs incurred to obtain these remedies.

    PARTIES

    R2 Investments, LDC has beneficially owned XO common stock continuously from January 2003 to the present date. R2 owned more than 5% of the voting power of the Company immediately prior to the closing of the Icahn Transaction.

    Nominal Defendant XO Holdings, Inc. (formerly XO Communications, Inc.) is a Delaware corporation with its principal place of business located at 1111 Sunset Hills Road, Reston, Virginia 20190. During the period covered in this Complaint, XO had approximately 182 million shares of common stock outstanding. The common stock has one vote per share.

    Defendants Carl C. Icahn, Carl J. Grivner, Vincent J. Intrieri, Peter Shea, Keith Meister, Robert Knauss, Fredrik Gradin, and Adam Dell (collectively, the "Individual Defendants") are the eight members of XO's Board.

    Defendant Icahn owns and controls XO. Defendant Icahn is, and at all times relevant hereto has been, Chairman of the XO Board of Directors. Through entities that he owns and controls, Icahn owns the majority of XO's common and preferred stock and held 90% of the Company's long-term debt until that debt was repaid in the Icahn Transaction. Defendant Icahn has the power to appoint every member of the XO Board of Directors. Defendant Icahn is also the owner of Defendants Arnos Corporation, High River Limited Partnership, ACF Industries Holding Corporation, and Starfire Holding Corporation ("Starfire") (collectively, the "Icahn Entities").

    Defendants Arnos Corporation, High River Limited Partnership, and ACF Industries Holding Corporation are affiliates of Defendant Icahn that purchased XO preferred stock in the Icahn Transaction.

    Defendant Starfire is an affiliate of Defendant Icahn that entered into a tax allocation agreement with XO as part of the Icahn Transaction.

    Defendant Carl Grivner has served as XO's Chief Executive Officer and President and as a member of the XO Board since May 2003. Because Icahn controls the majority of XO's outstanding common stock, Defendant Grivner owes his position as an executive and director of XO to Defendant Icahn.

    Defendant Adam Dell has been a member of the XO Board since January 2003. In May 2008, Icahn included Defendant Dell in Icahn's slate of proposed directors of Yahoo! Inc. Defendant Dell was a member of the Wireline Special Committee, described below, that was responsible for overseeing and approving the sale of XO's Wireline Assets in 2005 before that sale was stopped by a shareholder lawsuit. Dell was also a member of the Special Committee that ignored the best interests of the Company and its shareholders as well as the recommendations of financial advisors, described below, by recommending the Icahn Transaction. Because Icahn controls the majority of XO's outstanding common stock, Defendant Dell owes his position as a director of XO to Defendant Icahn.

    Defendant Fredrik Gradin has been a member of the XO Board since August 2004. He was a member of the Wireline Special Committee, described below, that was responsible for overseeing and approving the sale of XO's Wireline Assets in 2005 before that sale was stopped by a shareholder lawsuit. Gradin was also a member of the Special Committee that ignored the best interests of the Company and its shareholders as well as the recommendations of financial advisors, described below, by recommending the Icahn Transaction. Because Icahn controls the majority of XO's outstanding common stock, Defendant Gradin owes his position as a director of XO to Defendant Icahn.

    Defendant Vincent Intrieri has been a member of the XO Board since January 2003. Intrieri is a Senior Managing Director of Icahn Partners LP and Icahn Partners Master Fund LP, private investment funds controlled by Defendant Icahn. Intrieri is also the Senior Managing Director of Icahn Associates Corp. and High River LP, both of which are controlled by Defendant Icahn. Because of his employment relationship with Icahn, and because Icahn controls the majority of XO's outstanding common stock, Defendant Intrieri is beholden to Icahn and owes his position as a director of XO to Icahn.

    Defendant Robert Knauss has been a member of the XO Board since August 2004. Like many of the other members of XO's Board of Directors, Defendant Knauss has a long history with Defendant Icahn and considers Icahn to be a "friend." XO's website does not identify any current full-time employment for Defendant Knauss. Defendant Knauss has been involved with Icahn in connection with WestPoint International, Inc., Philip Services Corporation and VISX Technologies. Defendant Knauss is a director of WestPoint International, Inc., another entity controlled by Icahn. Defendant Knauss served on the board of directors of Philip Services Corporation from August 1997 through May 2001 and from April 2002 through 2003. He was the Chairman of the Board of Philip Services Corporation from April 2000 to May 2001 and was again elected Chairman in April 2002 and served in that capacity until 2003. Philip Services Corporation is a metal recycling and industrial services company controlled by Defendant Icahn. In 2003, Philip Services Corporation voluntarily sought bankruptcy protection and subsequently received debtor-in-possession financing from Defendant Icahn. Defendant Icahn then gained control of Philip Services Corporation through the bankruptcy process -- all while defendant Knauss was Chairman of Philip Services Corporation's Board of Directors. In November 2000, Defendant Icahn initiated a proxy challenge to gain control of VISX Technologies, a laser-vision correction company. In connection with the proxy challenge, Defendant Icahn included Defendant Knauss as part of his slate of proposed directors. Defendant Icahn again included Defendant Knauss on the slate of proposed directors in his renewed attempt to gain control of VISX Technologies in November 2001. Defendant Knauss was appointed Chairman of the Wireline Special Committee that was responsible for overseeing and approving the sale of XO's Wireline Assets in 2005 before that sale was stopped by a shareholder lawsuit. Knauss was also a member of the Icahn-Knauss Special Committee -- consisting of himself and Defendant Icahn -- that reviewed strategic alternatives and recommended that the Board pursue the strategy that resulted in the Wireline Sale. Defendant Knauss was also a member of the Special Committee that ignored the best interests of the Company and its shareholders as well as the recommendations of financial advisors, described below, by recommending the Icahn Transaction. Because of his long-standing relationship with Icahn, and because Icahn controls the majority of XO's outstanding common stock, Defendant Knauss is beholden to Icahn and owes his position as a director of XO to Icahn.

    Defendant Keith Meister has been a member of the XO Board since January 2003. Since June 2002, he has been a Senior Investment Analyst of High River LP, which, as noted above, is owned and controlled by Defendant Icahn. Meister is also a Senior Investment Analyst of Icahn Partners LP and Icahn Partners Master Fund LP. He is also a director of Icahn Fund, Ltd., which is the feeder fund of Icahn Partners LP and Icahn Partners Master Fund LP. Icahn Partners LP and Icahn Partners Master Fund LP are private investment funds controlled by Defendant Icahn. Since August 2003, Defendant Meister has served as the President and Chief Executive Officer of American Property Investors, Inc., which is the general partner of American Real Estate Partners LP, a public limited partnership controlled by Defendant Icahn. Defendant Meister is also a director of Trans Texas Gas Corp., an oil and gas exploration company controlled by Defendant Icahn. Defendant Meister is also a director of American Entertainment Properties Corp. and American Casino & Entertainment Properties Finance Corp., which are gaming companies, and Scientia Corp., a private health care venture company, all of which are companies controlled by American Real Estate Partners LP, which is controlled by Defendant Icahn. In May 2008, Icahn included Defendant Meister in Icahn's slate of proposed directors of Yahoo! Inc. Because of his employment relationship with Icahn, and because Icahn controls the majority of XO's outstanding common stock, Defendant Meister is beholden to Icahn and owes his position as a director of XO to Icahn.

    Defendant Peter Shea has been a member of the XO Board since December 2006. Since December 2006 he has also been head of portfolio company operations at American Real Estate Holdings Limited Partnership, an entity controlled by Defendant Icahn, and also president of American Property Investors, Inc., which is the general partner of American Real Estate Partners LP, a diversified holding company whose majority owner is Defendant Icahn. Since December 2006, Defendant Shea has also served as a director of American Railcar Industries, Inc., a company in which Defendant Icahn is the principal beneficial stockholder and chairman of the board of directors, and as a director of WestPoint International, Inc., a subsidiary of American Real Estate Partners LP. Since November 2006, Mr. Shea has been a director of Viskase Companies, Inc., a company in which Defendant has a controlling interest. Because of his employment relationship with Icahn, and because Icahn controls the majority of XO's outstanding common stock, Defendant Shea is beholden to Icahn and owes his position as a director of XO to Icahn.

    FACTS

    The appendix attached to this Complaint provides a timeline of Icahn's effort to use XO's NOLs and the facts detailed in the Complaint.

    XO's Business

    XO is a provider of national and local telecommunications services to businesses, large enterprises, and telecommunications companies. XO uses two technologies to connect its customers to its national network. The vast majority of its business customers are connected with fiber-optic cables. A handful of other customers are served by what is called "fixed wireless," as opposed to the "mobile wireless" of cell phones.

    Icahn Seizes Control of XO For Its NOLs

    In June 2002, XO filed for protection under Chapter 11 of the United States Bankruptcy Code. XO's Plan of Reorganization was confirmed in November 2002. As a result of that plan, Icahn converted XO debt he had acquired into 83% of XO's new equity securities and 85% of XO's debt. In January 2003, when XO emerged from bankruptcy, Icahn used his control over XO to select all of the members of XO's new Board of Directors and elected himself to the position of Chairman of the Board.

    Also, in January 2003, the Company entered into a tax allocation agreement (the "Old Tax Allocation Agreement") with Starfire (an Icahn company). Under the Internal Revenue Code, entities under common ownership (defined to mean entities sharing a common stockholder with 80% or greater ownership interest) are permitted to file consolidated tax returns.

    The Old Tax Allocation Agreement permitted Icahn (via Starfire) to use the substantial NOLs incurred by the Company to offset income generated by other Icahn-controlled entities. Neither Icahn nor Starfire was required to compensate XO for the use of the net operating losses consumed by them unless XO could have used those losses in future tax years. Even then, Starfire and Icahn were only required to reimburse the Company to the extent the NOLs would have actually benefited the Company.

    Icahn used approximately $450 million of XO's NOLs in 2003 and 2004 to reduce the tax liability of other Icahn-controlled companies.

    In or about January 2004, the Company conducted a rights offering pursuant to its plan of reorganization when it emerged from bankruptcy. Icahn miscalculated the interest other unsecured creditors would have in the rights offering and chose not to participate. To Icahn's surprise, the rights offering was oversubscribed and the Company was forced to sell substantial additional shares to participating investors. As a result, Icahn's share of the Company's equity fell from approximately 83% to approximately 61% -- rendering Icahn unable to continue using the Company's NOLs to reduce the tax liability of his other controlled entities.

    Realizing his mistake, Icahn offered to buy shares from Plaintiff R2, one of the rights offering participants. Icahn explained to R2 that XO would not be a profitable investment and that Icahn hoped to make money from XO not as an investment entity but as a source of NOLs to offset profits from his other investments. Icahn even explained that the Company's press releases had been designed to discourage minority shareholders from participating in the rights offering. R2 declined Icahn's offer.

    Despite his efforts, Icahn was unable to restore his XO ownership above the 80% threshold through arm's-length negotiations with other XO investors. Instead, as discussed below, Icahn turned to concocting self-dealing transactions with XO itself to get back above the 80% threshold.

    Icahn Begins His Efforts to Get His Hands Back on XO's NOLs

    In February 2005, Icahn engineered the appointment of a two-member special committee, comprised of himself and Knauss (the "Icahn-Knauss Special Committee"), ostensibly to evaluate financing proposals and explore long-term strategic alternatives for XO. In fact, the real goal of the committee was to develop a plan by which Icahn could again use XO's NOLs. Just a few weeks later, Icahn and Knauss presented their recommendations, which included the sale of XO's only profitable operation, its fiber-optic network.

    Icahn immediately expressed an interest in buying this valuable asset. The Board then appointed a new special committee (the "Wireline Special Committee") consisting of Defendants Knauss, Dell, and Gradin to consider and negotiate the terms of any potential transaction. The Board appointed Knauss as chairman of the Wireline Special Committee notwithstanding his friendship and business ties with Icahn.

    The Wireline Special Committee failed completely in its responsibilities. The Wireline Special Committee failed to consider alternatives to Icahn's proposed transaction. It rejected all proposals, including one from the Company's own financial advisor, to refinance the long-term debt the Company owed Icahn, which would have eliminated the need for any sale or other financing transaction at all. It shared its information with Icahn despite the advice of the rejected financial advisors that giving Icahn inside information would taint the bidding process. It also rejected their advice that it require Icahn to top a third-party bid by a minimum amount and rejected a "majority of the minority" voting requirement that would have required that a majority of non-interested shareholders approve the proposed transaction with Icahn. Finally, it permitted the Company's management, counsel, and financial advisor to run the auction process rather than doing so itself. In short, the Wireline Special Committee established its dependence on -- rather than independence from -- Icahn.

    Not surprisingly, the result of the auction process was that Icahn got what he wanted. The Company and Icahn signed an equity purchase agreement in November 2005 that would have resulted in the sale of the Wireline Business to Icahn for an inadequate $700 million and would have allowed Icahn to once again use the Company's NOLs for Icahn's other businesses. In addition, Starfire's obligation to repay XO for the value of the NOLs under the Old Tax Allocation Agreement would have been cancelled. Icahn, through Starfire, would have received the NOLs for nothing.

    Icahn's self-dealing met with a swift and negative reaction. Within a week of the announcement of Icahn's sweetheart deal, XO's stock dropped 23%. Shareholders, including R2, filed a lawsuit in Delaware to prevent the consummation of Icahn's deal, which was a blatant breach of fiduciary duty. After a preliminary court hearing in March 2006, Icahn and his controlled Board backed down and abandoned the proposed deal. On January 14, 2008, XO, Icahn and the plaintiffs filed a settlement agreement with the Court of Chancery in Delaware that resolved this litigation. As part of the settlement, the Company agreed to pay millions of dollars. Icahn also agreed to reduce the interest rate on the bank debt of XO that Icahn owned by 1.50% and eliminate all of the financial covenants as part of the settlement.

    In May 2006, Icahn tried to put language into the Company's preliminary proxy for its 2006 annual meeting of stockholders that would permit Icahn to consummate the abandoned transaction without shareholder approval. The proxy statement misleadingly described the proposed amendments as removing "superfluous" provisions and as designed to "simplify" the relevant agreement "for administrative purposes." After R2 and other shareholders caught him and commenced injunctive proceedings, Icahn backed off again.

    Icahn remained undeterred. From 2006 onward, the Icahn-led Board created a path that would leave the Company with no option but to let Icahn get his hands on the Company's NOLs. Despite what was at the time the best credit market in history and the upcoming payments on its debts, the Company did not refinance its debt even though it could easily have done so at little cost. Indeed, the Board rejected numerous refinancing proposals, including one from the Company's own financial advisor. Instead, the Company enacted plans to increase its capital expenditures significantly -- without a plan for raising the capital needed to cover the increased expenditures. As a result, the Company was burning through cash at a rate of approximately $10 million per month without any meaningful way to pay for these expenditures. In short, the Company was incurring additional liabilities without taking care of the existing ones. Upon information and belief, this was a deliberate strategy that would allow Icahn to "rescue" the Company from its self-created peril -- and allow Icahn to receive the Company's NOLs as a handsome reward.

    XO's Board Appoints a Special Committee That Focuses on Engineering a Transaction That Benefits Icahn at the Expense of the Company and Minority Shareholders

    In September 2007, the XO Board finally decided to explore raising the money needed to finance the Company's capital expansion plans. The Board formed a Special Committee comprised of Knauss, Gradin, and Dell -- the same directors whose work as members of the Wireline Special Committee resulted in a breach of fiduciary duty claim against the Company that the Company was forced to pay millions of dollars to settle. Rather than empower the Special Committee to seek out the best proposal for the Company, Icahn and his controlled full Board limited the Special Committee's authority to considering and negotiating "proposals received by the Company" from Icahn and others. The Board also did not give the Special Committee the power to approve any transactions; instead, the Special Committee could at most recommend a transaction to the full, conflicted, Board. Moreover, even though potential suitors had expressed interest in acquiring XO even before the formation of the Special Committee, the Board did not include exploring a sale in the Special Committee's mandate.

    The Special Committee knew who was dictating its efforts. Soon after it was constituted, the Special Committee "determined that a process would be implemented [to discuss financing alternatives], but that the Committee would first approach Mr. Icahn to determine whether he would support and cooperate with the refinancing process." As a result of that meeting with Icahn, the Special Committee changed its focus from simply paying for the capital expansion program. Instead, the Special Committee now sought to raise substantially more funds than would be needed for the capital plan and proposed to use some of the excess funds to replace the debt the Company owed to Icahn. The Special Committee considered raising funds through a rights offering that would give Icahn yet another opportunity to go over the 80% threshold required for him to get the Company's NOLs.

    In November 2007, the Special Committee solicited bids from five investment banks on how to raise funds for XO. One bank recommended against a rights offering entirely. Three other banks recommended rights offerings that would raise from $200 million to $350 million, with Icahn "backstopping" the offering by agreeing to buy whatever rights remained unsold to other investors. The final bank suggested an offering of up to $500 million. The larger the offering, the less likely minority shareholders would participate and the more likely Icahn would reach the 80% threshold. (Ultimately, Icahn rendered minority shareholder participation a moot point by committing the Company to offer Icahn enough shares, and minority shareholders so few shares, that Icahn guaranteed he would exceed the 80% threshold.)

    In February 2008, the Special Committee proposed a rights offering of up to $200 million, which meant that Icahn's holdings would not exceed 80% of the Company after the offering. The Special Committee then dropped all the long-range financing proposals for months without taking any action on them.

    XO Receives Multiple Unsolicited Offers Of Interest From Third Parties That Are Superior To a Self-Dealing Transaction With Icahn

    Meanwhile, although the Special Committee had put the long-term financing of the Company on hold, unsolicited offers to buy the Company began coming in.

    On March 7, 2008, Bidder 1, another telecommunications company, made an unsolicited offer to purchase the entire Company for $1 billion. Bidder 1 and the Company had engaged in unsuccessful negotiations the year before. Knowing that the Company needed to move quickly, Bidder 1 noted that it had received strong preliminary support for the proposed transaction from a number of investment banks and informed XO it could sign a definitive agreement within 45 days.

    Two weeks later, on March 21, the Special Committee finally responded that it would conduct an initial review of Bidder 1's offer.

    Also on about March 21, 2008, Bidder 3, another telecommunications company, contacted the Company about potentially acquiring part or all of the Company.

    On April 1, 2008, the Special Committee met to discuss the two expressions of interest. The Special Committee decided to flatly reject the Bidder 1 offer without any negotiations whatsoever. The Special Committee offered the rationalizations that it did not want to negotiate again with Bidder 1 after the failed process a year earlier and that Bidder 1's initial expression of interest contained a proviso that XO share the risk that financing might not be obtained. The Special Committee decided to forward the Bidder 3 inquiry to the full Board. A month and a half passed before Bidder 3 finally was invited to conduct due diligence.

    On April 4, 2008, three days after the Special Committee nixed Bidder 1's potential bid, the Company finally began receiving advice from its financial advisors on how to value potential acquisitions. Notably, the evaluation of strategic alternatives by Morgan Stanley, the Company's financial advisor, practically invited the Board to open discussions with Bidder 1. Morgan Stanley identified Bidder 1 as one of a number of strategic buyers who might be interested in acquiring the Company. Morgan Stanley explained that a cash offer of $1.0 billion, the exact size of the Bidder 1 offer, translated to a value per share of approximately $2.25 compared to the then-current price per share of $1.27. Morgan Stanley's analysis showed that minority shareholders would receive a substantial premium from a $1.0 billion sale -- and that the premium from a sale would increase along with any increase in size of a proposed equity offering or drop in the Company's stock price.

    Morgan Stanley recommended using a competitive process to get the best available bona fide offer. The Board and the Special Committee disregarded this recommendation.

    Morgan Stanley made a subsequent presentation on April 16, 2008, when the Company's share price had dropped to 79 cents. Morgan Stanley again compared a $1.0 billion offer to various alternative scenarios that assumed the Company eliminated its senior secured debt and added different amounts of equity up to $577 million (well below the amount actually raised in the Icahn Transaction). Morgan Stanley's calculations showed that the Company would have to trade at prices far above the historic or current price of the Company's stock to achieve the same value for minority shareholders as a $1.0 billion sale price.

    The Special Committee's financial advisor, Cowen, also provided an analysis to the Special Committee on April 16, 2008 on how to value a $1.0 billion offer, such as Bidder 1's, for the Company. Cowen concluded that a $1.0 billion offer as of March 31, 2008 (when XO's stock had closed at $1.30 per share) provided minority shareholders with $206.3 million of value. Cowen's analysis showed that the Company's value would need to increase by more than double the amount of equity added in a rights offering to create the same value for minority shareholders as a $1.0 billion sale. As with Morgan Stanley's analysis, the greater the size of the rights offering, the more remote the possibility that a rights offering could achieve the same value for shareholders as a $1.0 billion sale.

    On April 16, 2008, another potential investor, Potential Investor 1, approached the Special Committee's financial advisor to propose an investment of $150-$200 million in exchange for preferred stock in the Wireline Business. Potential Investor 1's proposal was based on selling the wireless business and the NOLs to Icahn in exchange for reduction of the debt of the Wireline Business, replacing the debt the Wireline Business owed to Icahn with public debt, and creating a path to Icahn selling down his equity position in the Wireline Business. This proposal, had it been given serious consideration, would have been a great boon to minority investors by getting value for the NOLs, eliminating the nonperforming wireless business, and improving the equity structure of the Company. But it would force Icahn to pay a reasonable price for the NOLs that he wanted to take at minimal cost.

    Not surprisingly, the same day Potential Investor 1 made its approach, the Special Committee rejected it out of hand under the pretext that it would be "very difficult to consummate."

    On May 12, 2008, another company, Potential Investor 2, approached the Company to express its interest in becoming a minority investor. Potential Investor 2 offered to provide up to $50 million of equity that could be used to reduce debt. The Special Committee appears to have ignored this offer.

    During the week of May 12, 2008, a managing director at Jefferies & Company called CEO Grivner to inform him that a group of private equity firms were interested in backing yet another company, Bidder 2, in a bid to acquire part or all of the Company.

    The Financial Advisers Caution That The Large Rights Offering Icahn is Pushing is Unusual And Would Not Likely Get Minority Shareholder Participation

    While the Special Committee was receiving significant and unsolicited expressions of interest from third parties in the spring of 2008, the Special Committee was also hearing from its own financial advisors and the Company's financial advisors about the pitfalls of the financing alternative, a large rights offering, it was pursuing at Icahn's direction.

    On April 4, 2008, Morgan Stanley, the Company's financial adviser, gave a presentation to XO's Board. Morgan Stanley separately reviewed financing alternatives and strategic alternatives. Morgan Stanley identified the two primary financing alternatives as a $100-$125 million rights offering or a $200 million rights offering. Morgan Stanley did not identify a larger rights offering as a reasonable alternative for the Company.

    On April 16, 2008, both the Company's advisor, Morgan Stanley, and the Special committee's advisor, Cowen, explained to the Special Committee that few, if any, minority investors would be willing to participate in a rights offering without an extension of the maturity date of the senior debt owed to Icahn and the preferred equity already outstanding. Cowen advised the Special Committee that Icahn would have nearly 80% of the equity of the Company if no minority shareholders participated in a rights offering of $175 to $200 million. The next day, April 17, 2008, the Special Committee met with Icahn and asked if he would consider restructuring the Company's senior debt. Icahn said no.

    While a Sale Would Maximize Shareholder Value, a Financing Could Hand the Company's Valuable NOLs to Icahn

    The Sales Track: Unsolicited Offers Show Value for Shareholders

    In light of the numerous unsolicited offers it was receiving, the Special Committee requested that the full Board permit the Special Committee to consider both equity financing and strategic opportunities (i.e., sale options) that might result in a sale of the Company. The Board met on April 21, 2008 and gave the Special Committee the authority it requested. Despite this grant of authority, the numerous unsolicited expressions of interest the Company had received, and Morgan Stanley's recommendation that the Company employ a competitive bidding process, the Special Committee did not create a formal process. It did not ask its financial advisor to solicit potential acquirers (even though Morgan Stanley had provided a list), nor did it create a timeline for a process. Instead, in disregard of its fiduciary duties, the Special Committee simply found reasons not to go forward on the unsolicited offers that were coming in.

    On May 15, 2008, a month and a half after rejecting Bidder 1, the Special Committee had its financial advisor return to Bidder 1 and ask for more details on its financing. Bidder 1 responded that it needed more information on the Company's 2008 plans before it could secure financing and that, presumably because of the Special Committee's long delay in responding, Bidder 1 needed assurance that the Special Committee would support a transaction with Bidder 1 if it made an acceptable offer. The Special Committee never provided Bidder 1 the assurances and information it needed to continue discussions.

    The Special Committee finally arranged for Bidder 3, a potential acquirer that had expressed interest in the Company in March, to begin its due diligence in early June. As Cowen explained to the Company's management, Bidder 3 took this diligence "very seriously."

    On June 6, 2008, Bidder 2, another potential buyer that had recently approached the Company, made an offer of $900 million to $1 billion in cash to purchase the Wireline Business. The offer presented a low financing risk as both of Bidder 2's lead financial advisors provided letters confirming their high confidence that financing could be obtained. In addition, the offer fit within the Company's timing needs, as Bidder 2 said it could achieve a definitive agreement within six weeks. Indeed, Bidder 2 had a demonstrated track record of rapid negotiations and acquisitions, having acquired seven entities in the prior eighteen months.

    Financing Track: A Rights Offering Would Likely Give Icahn Control of the NOLs -- Absent An Agreement Otherwise

    On May 15, 2008, in the midst of XO receiving unsolicited interest in purchases from Bidder 1, Bidder 3, and Bidder 2, Cowen provided the Special Committee with two alternative proposals for an equity rights offering. One proposal involved a rights offering backstopped by Icahn but limiting Icahn to a maximum ownership of 79%. Icahn would receive a backstop fee in cash of 1% of the proposed offering (or about $5 million). The second proposal was to find a third party to backstop an offering and limiting Icahn to a 50.5% participation. Both proposals had a serious flaw from Icahn's view: Icahn would be limited to less than 80% ownership of the Company following the offering and thus would not be able to use the NOLs.

    The Special Committee did not accept either of the two equity financing proposals recommended by its financial advisor. Instead, the purportedly independent Special Committee came up with its own proposals for giving the NOLs to Icahn. Defendant Gradin proposed that the Company could give the NOLs to Icahn in exchange for his "equity commitment" and ask Icahn to backstop the entire offering. Defendant Dell agreed. Dell demonstrated his failure to understand the Special Committee's role by noting "that he wanted to minimize risk relating to the rights offering since the Committee's charge was to refinance the Company." In fact, the Special Committee was technically empowered to consider either a refinancing or a sale, but everybody involved in the process recognized that the ultimate result would be a refinancing that gave Icahn control of the NOLs.

    Later in May 2008, the Special Committee met on its own. Special Committee members identified the leverage they had over Icahn: Icahn would not likely want to put the Company in bankruptcy (particularly since Icahn held approximately $185 million in equity and $77.6 million in unsecured debt and would face a serious risk of losing control of the Company in a bankruptcy through equitable subordination) and Icahn would get no advantage over other shareholders in any of the strategic alternatives. In addition, the Special Committee discussed that usual backstop fees were 1 to 3%; they recognized that giving away the value of the NOLs to Icahn would far exceed any reasonable backstop fee. Despite identifying their leverage, the Special Committee chose not to use it.

    On or about May 22, 2008, the Special Committee met with Icahn and gave him their rights offering proposal. The Special Committee proposed a $568 million offering -- almost three times the size of the offering the Special Committee had initially proposed in February 2008. The new proposal had a key change from the two proposals Cowen made on May 15, one week earlier: Icahn would provide a full backstop and be permitted to increase his share of the Company's equity beyond 80%, thereby getting his hands on the NOLs (if, as expected, minority shareholders and third parties did not participate in sufficient numbers). If only Icahn participated, as expected, Icahn would receive payment on his $450 million debt that the Company could not otherwise pay (including $77.6 million in unsecured debt) and would get the right to use the Company's billions of dollars of NOLs. According to Cowen's calculations, minority shareholders would gain only $39 million in value under the proposal, far less than they would receive under any of the sale proposals the Company was receiving. The Special Committee also explained that it would want Icahn to enter into a new tax sharing agreement to address the possibility that he might acquire more than 80% of the Company's equity in the rights offering. The Special Committee did not say what terms it wanted in the new tax allocation agreement.

    The Special Committee's proposal was not enough for Icahn. He rejected a rights offering of common stock and insisted on an offering of convertible preferred stock instead. He said he would be willing to go as high as $1.25 for a conversion price and $750 million for the size of an offering. Of course, the larger the offering and the higher the conversion price, the more likely Icahn would get his hands on the NOLs because minority shareholders would have no interest (or, in many cases, resources) to pay such a large premium over the current share price without getting something in return. Minority investors did not have the same interests as Icahn because they were interested in the profitability of the Company, not grabbing its NOLs.

    On May 30, 2008, the Special Committee met again and discussed Icahn's proposal of a convertible preferred stock offering. The Special Committee had already been told by Morgan Stanley and Cowen that minority holders likely would not participate in a common stock offering. Cowen explained that some of the minority investors would not even be able to hold convertible securities and would therefore be prevented from taking part. Moreover, the relative size of convertible offerings in the recent past were substantially below the 800% of current market cap that the Special Committee was considering. The obvious consequence of these warnings was that the Special Committee would be handing the NOLs to Icahn if it adopted Icahn's proposed convertible stock. Disregarding these concerns, the Special Committee decided to pursue negotiations with Icahn as soon as possible on a convertible preferred stock offering.

    The Special Committee met again on June 6, 2008. Its financial advisor, Cowen, again explained the numerous problems with Icahn's proposed convertible preferred rights offering: they are rare in the United States; certain shareholders could not hold convertible preferred stock; they would not be marketable; and they can create a cap on stock price by creating a perception of a ceiling on the price. After this presentation, Defendant Gradin admitted he was not comfortable with a convertible preferred instrument. Defendant Knauss, for his part, said the Company should retain 100% of any tax savings on the NOLs enjoyed by Icahn and that he would like to eliminate the backstop fee entirely. A truly independent Special Committee would have taken these concerns to heart and followed a different path than Icahn's proposed preferred rights offering. But Icahn had picked the Special Committee members to be on XO's Board so they would serve his interests, not be independent.

    Bidder 2 Makes An Offer Well Above the Company's Stock Price and Far More Attractive To Minority Shareholders Than Icahn's Proposed Preferred Stock Offering

    Bidder 2 Makes a Very Attractive Offer Far Above the Company's Stock Price

    On June 6, 2008 the Company sent Bidder 2 a non-disclosure agreement to pursue a sale. Bidder 2 acted quickly, signing and returning the agreement within hours of receiving it. Bidder 2 also arranged for 20 people to attend a due diligence session at the Company on Tuesday, June 10, 2008. The next day, Bidder 2 informed the Special Committee that by July 3, 2008 it would provide a bona fide, fully-financed offer without financing contingencies. Bidder 2 requested a draft contract so that the parties could agree to terms as quickly as possible.

    On June 17 and 18, 2008, Bidder 2's financial advisors attended meetings held by the Company to do additional due diligence.

    On June 21, 2008 Bidder 2 wrote to Cowen about the nearly-completed due diligence process. Bidder 2 confirmed that it would make a revised offer based on its findings and be ready to finalize documents by July 3, 2008 or whatever date the Special Committee wanted. Cowen forwarded this message to the Special Committee members and added its own explanation of the significance of Bidder 2's efforts:

    The email below speaks for itself in terms of the seriousness of the prospective buyer, the expertise that has been brought to bear on their analysis of XO and this process, the amount of work done by all, and the fact that whatever indication Bidder 2 makes [to] the Special Committee after their diligence is complete will reflect a "market" value data point from an independent third party that should be helpful to the Special Committee in determining what course to consider.

    In other words, Bidder 2's offer would be a serious offer to which the Special Committee should give very serious consideration.

    On June 23, 2008, Bidder 2 presented its revised proposal to the Special Committee. Bidder 2 offered $940 million cash for the Wireline Business alone, leaving the Company with the wireless business and the billions of dollars in NOLs. There was no financing contingency, and Bidder 2 would be able to sign final transaction documents by early July 2008. Bidder 2 was also prepared to make an offer for the entire Company if the Special Committee indicated it would entertain the proposal, but the Special Committee had requested that Bidder 2 make an offer only for the Wireline Business. Bidder 2's offer would provide far greater value to the Company's minority shareholders than Icahn's proposed rights offering.

    Meanwhile, another potential buyer, Bidder 3, deferred making a bid on June 23, 2008. Having been thwarted by an incoherent process thus far, Bidder 3's main reason for declining to bid was that it needed clarification on the Company's process, including the role of the Special Committee and of Icahn. Notwithstanding what the Special Committee would later say, Bidder 3 did not cite the Company's timing needs as a reason for declining to bid at that time.

    The Special Committee Changes the Financing Alternative from a Rights Offering to a Private Placement That Would Benefit Icahn at the Expense of Minority Shareholders

    While Bidder 2 was doing its due diligence, the Special Committee was doing what Icahn wanted by focusing on the proposed rights offering. On June 12, 2008, the Special Committee sent Icahn a revised draft of a tax allocation agreement that still provided for the Company to retain 100% of any tax savings enjoyed by Icahn.

    On June 16, 2008 the Special Committee met. Defendant Knauss advocated doing a private placement with Icahn rather than a rights offering to get a deal done quickly. In a private placement, XO would sell shares directly to Icahn in a private transaction, thereby guaranteeing that Icahn received the shares in the private placement. According to the minutes, this was the first time the Special Committee considered a private placement, and the Special Committee's counsel expressed concerns with this approach. Nevertheless, the Special Committee decided to move forward with a private placement. The Special Committee then sent Icahn a one-page term sheet for a private placement of preferred stock. The term sheet identified the size of the offering as $500 million to $750 million based on the Company's purported needs. The Special Committee's decision to send a term sheet to Icahn without narrowing this wide range demonstrates that a self-dealing transaction with Icahn was a foregone conclusion and the Special Committee was unconcerned with the details of that transaction.

    On June 20, 2008 a fund called Potential Investor 3 spoke with Grivner about participating in financing of the Company. Upon information and belief, the Company did not follow up on this offer.

    In the Face of Bidder 2's Generous Offer, The Icahn-Controlled Board Strips the Special Committee of Authority to Do Anything But Capitulate to Icahn

    On June 24, 2008 the full Board held a meeting at the offices of Icahn Associates in New York. The Company's stock was trading at about 50 cents per share at the time.

    As of the meeting, the Special Committee had not met or exchanged any written correspondence with its financial advisors or Icahn regarding an agreement on terms for a private placement other than the initial term sheet for $500 million to $750 million. Nonetheless, with an almost-completed sales process as the alternative, the Special Committee reported to the Board that it had reached an agreement in principle with Icahn that a private equity placement could be rolled out within a couple of weeks consisting of $680 million in preferred stock. This prediction of a couple of weeks was fanciful at best and did not come to pass.

    The Special Committee also reported on Bidder 2's firm offer for just the Wireline Assets, characterizing it as a "preliminary indication of interest." The Special Committee said the offer had a value of approximately $1.52 per share, about three times the Company's current share price for all its assets. The Special Committee mischaracterized several aspects of the acquisition process, reporting that Bidder 2 anticipated it would need an additional couple of weeks of due diligence. In fact, the Special Committee knew that Bidder 2 was ready to sign a definitive agreement within nine days, if not sooner. The Special Committee also falsely reported that Bidder 3 dropped out due to the "timing needs of the Company," which was not among the reasons Bidder 3 cited for not making an offer.

    Immediately after the presentation on the sale process, "Icahn expressed concern about the effect on the Company's operations of continuing a dual process [of exploring both financing and a sale] while implementing the proposed financing" proposal with Icahn himself. He also said he would consider matching any offer made to acquire the Company. The Special Committee protested that it had a fiduciary duty to explore all options. Disregarding these fiduciary duties, the Board then voted at Icahn's direction to put the pursuit of the sale process "on hold" while the Company negotiated Icahn's sweetheart private placement deal.

    The full Board's vote to strip the Special Committee of authority to continue considering an alternative to Icahn's self-dealing transaction -- despite the Special Committee's invocation of its fiduciary duties -- demonstrates that the Special Committee had no real authority to take any action that Icahn did not approve. The Special Committee existed only to create the appearance of an independent process, but Icahn was dictating the Company's path at all times.

    Bidder 2 Offers To Raise Its Bid While Icahn Continues to Dictate the Terms of a Rights Offering

    Bidder 2 Continues to Press Its Offer and Agrees To Raise its Bid

    As per the instructions of the Board, on June 25, 2008, the Company cut off Bidder 2 and Bidder 3 from access to the data room through which they were doing their due diligence.

    Bidder 2 nevertheless remained interested in acquiring the Company or the Wireline Assets, writing multiple times to the Special Committee and its advisor, Cowen, to emphasize the value it offered to minority shareholders and to explain that its bid was losing momentum due to the Company's actions. Pursuant to instructions, Cowen informed Bidder 2 on June 27, 2008 that the Special Committee had decided to terminate the M&A process. In reality, the full Board, not the Special Committee, had taken that action.

    Later on June 27, 2008, Bidder 2 made a new proposal that would provide additional tax benefits to the Company. Bidder 2 calculated the total potential incremental value to shareholders from the tax benefits as $8.24 per share in addition to the cash Bidder 2 was offering shareholders.

    On June 30, 2008, Bidder 2 wrote again, noting that the Company's stock price had plummeted another 20% and was down to 41 cents per share. Bidder 2 questioned why the Special Committee was acting completely counter to its purpose of maximizing shareholder value by leaving Bidder 2 in suspension. Bidder 2 made clear that the Special Committee's actions were harming the possibility that Bidder 2 might ever reach a deal with the Company. Bidder 2 asked that the Special Committee get the process back on track.

    On July 1, 2008, still another potential buyer, Bidder 4, made an unsolicited call to Cowen to express interest in purchasing the Company. Cowen discouraged this interest. Bidder 2 also wrote again that evening to reiterate the value it was offering the Company's shareholders.

    Cowen Disregards the Board's Termination of the Sale Process in an Unsuccessful Effort To Rescue the Company's Best Option

    Upon information and belief, Cowen recognized that the Bidder 2 offer presented far greater value to the Company's shareholders than a self-dealing transaction with Icahn. Cowen took the extraordinary step of trying to resurrect the Bidder 2 sale process even though Icahn and the Board had shut it down.

    On July 7, 2008, Cowen suggested Bidder 2 make a revised bid for the Wireline Business of $1.3 billion, a 50% increase over Bidder 2's previous offer. The next day -- July 8, 2008 -- Bidder 2 responded that it was prepared to increase its offer and requested a face-to-face meeting.

    On July 8, 2008, a Cowen representative and a Bidder 2 representative spoke. As Bidder 2 later explained, it was left "perplexed." Cowen said it "had heard back from two of the three members" of the Special Committee, that the Special Committee had not responded formally to Cowen and that Bidder 2 should not expect to hear a formal reply from either Cowen or the Special Committee. Cowen also told Bidder 2 that the Company would meet with Bidder 2 only if it resubmitted its mark-up of the purchase agreement Bidder 2 had previously submitted (to which the Company had never responded) with a $1.3 billion purchase price and a $25 million reverse break-up fee under which Bidder 2 would pay the Company $25 million if Bidder 2 backed out of the deal.

    On July 10, 2008, Bidder 2 responded to Cowen. Bidder 2 volunteered to propose a purchase price "materially higher" than its prior $940 million offer -- notwithstanding that the Special Committee described the value of its prior offer as $1.52 per share, a substantial premium over the Company's July 10, 2008 stock price of 35 cents per share. In addition, Bidder 2 said it did not object to a reverse break-up fee but wanted to see the Company's mark-up of the draft purchase agreement Bidder 2 had provided weeks earlier. Bidder 2 again requested a face-to-face meeting with an actual decision-maker for the Company.

    Cowen then stopped all discussions with Bidder 2.

    With No Alternative, The Special Committee Further Capitulates to Icahn's Demands on The Rights Offering

    On June 26, 2008, two days after the Board cut off the sale process, Cowen presented its first summary of the newly-proposed private placement. Cowen's projections showed that the implied stock price of Company shares as of June 30, 2008 (assuming the proposed rights offering went ahead) would be 55 cents per share -- or approximately one-third of what shareholders would receive in 2008 from Bidder 2 while still retaining the wireless business and the NOLs, which Bidder 2 valued at approximately $8.24 per share.

    On June 30, 2008, the Special Committee met again. With the sale process off the table, Icahn was steamrolling the Special Committee in "negotiations" that were taking place even though there purportedly had already been an agreement in principle prior to the June 24, 2008 Board meeting. Icahn demanded the private placement be increased to $780 million, comprised of two new classes of preferred stock, one convertible and the other non-convertible, or perpetual. Icahn also "agreed to a placement with minority holders" to close at the same time as his transaction. Icahn also insisted that minority holders purchase only their pro rata interest or nothing at all. This proposal for an unnecessarily large offering would disadvantage minority shareholders who could not buy such a large block.

    Raising $780 million would not only cover the Company's capital expenditures and debt payments, but it would also provide the Company with idle cash going forward for years. This excessive cash demonstrates that the size of the offering exceeded the Company's needs and also belies any claim that the Company would need additional cash on top of the rights offering. The only purpose that the oversized rights offering would serve was to ensure that Icahn could acquire enough shares to hit the 80% threshold and thereby get access to the coveted NOLs.

    On July 13, 2008, counsel to the Special Committee circulated draft transaction documents. The Special Committee's counsel amended prior drafts to allow for minority shareholders to collectively obtain one share of each of the new classes of preferred stock for every two shares obtained by Icahn. Thus, Icahn would get $555 million in convertible preferred shares, while minority shareholders could get up to an additional $277.5 million, and Icahn would get $225 million in perpetual preferred shares while minority shareholders would get up to an additional $112.5 million. If a sufficient number of minority shareholders participated, despite all expectations, Icahn would be held below the 80% threshold.

    On July 14, 2008, the Special Committee circulated a new draft tax sharing agreement. This draft contained two major give-aways to Icahn. First, instead of repaying the Company dollar-for-dollar for any NOLs Icahn used, Icahn would pay the Company for only 30% of the tax benefits, capped at the first $900 million of tax benefits Icahn received. Second, any benefits Icahn received from NOLs above $900 million (and the Company had over $3 billion in NOLs) would be payable back to the Company only if Icahn no longer filed consolidated tax returns with the Company. This outcome was completely within Icahn's control and therefore not remotely likely. Simply put, Icahn would receive approximately $1 billion in benefits from the NOLs above $900 million while minority shareholders of the Company were unlikely to see any benefit whatsoever.

    As a shareholder with over 85% of the Company's equity, Icahn effectively would be paying himself 85% of the money he gave the Company. Assuming Icahn's controlled entities paid at a 40% tax rate, XO's minority shareholders would get only $16.2 million in value, or approximately 18 cents per share, for the Company's billions of dollars in NOLs. By comparison, Bidder 2 calculated a value of $8.24 per share for the NOLs, also using a tax rate of approximately 40%.

    The only purported benefit to the Company from this scheme would be that the Company could convert some of the NOLs into cash sooner than would otherwise have been possible. Even this purported benefit is illusory, as the oversized rights offering needed for Icahn to pass the 80% threshold gave the Company a substantial amount of idle cash even without current payments on a small portion of the NOLs. Moreover, according to the Company's own projections, in a mere three years the Company could finally begin using for itself the NOLs it had been accumulating. Of course, the Company would be able to use the NOLs at 100% of their value, not at 30% of their value.

    The Company did not provide a single document in its books and records production to R2 that reflects any consideration by anybody at all as to whether 30% was an appropriate ratio for paying back the first $900 million that the Company could begin to use soon. Likewise, the Company did not produce a single document addressing the $900 million cap. In addition, the Company did not produce a single document that reflected any review of the finances of Icahn's entities that would be useful in understanding Icahn's future use of the NOLs. This conspicuous absence of documents can exist only because the Special Committee did not ask Cowen or any other financial advisor to consider the terms of the new tax allocation agreement.

    Also on July 14, 2008, Cowen made a presentation to the Special Committee on the proposed deal with Icahn. Cowen found no comparable prior deals or even anything remotely similar.

    Cowen was able to identify only 27 perpetual convertible preferred stock offerings greater than $100 million since the beginning of 2007. The deal value as a percentage of market value typically was no greater than 40%, and there were only two offerings that even exceeded 51%. The Company's proposed convertible stock placement would be 897% of the Company's market value at that time.

    With regard to the non-convertible preferred stock portion of the transaction, Cowen found eleven such offerings since the beginning of 2007. The typical deal value was up to 10% of market value. The highest percentage of deal value going back to 2005 was 40%. The Company's proposal, by contrast, was 363% of its market value. The Company's proposed yield on its perpetual preferred stock also was out of line with precedents. Cowen identified 8.5% as the top of the illustrative range for annual yields on cumulative preferred offerings like the Company's, with 7.25% as the average yield on prior offerings. The Company was giving Icahn 9.5%, a substantial premium over the typical yield.

    The degree to which the Company was diluting its existing minority stockholders is magnified even further because the Company was offering both convertible and non-convertible preferred stock at deal values substantially in excess of precedent transactions. Not one of the prior offerings on Cowen's lists involved both a convertible and non-convertible offering by the same issuer.

    Icahn's Sweetheart Deal Is Signed Without A Fairness Opinion for a Key Part of the Transaction, the Gift of NOLs

    On July 17, 2008, the Special Committee met again to discuss its one remaining option -- the sweetheart deal with Icahn. The basic terms for Icahn remained the ones Icahn had requested -- placement of $555 million Class B 7% convertible preferred stock at an exercise price of $1.50, $225 million Class C 9.5% perpetual preferred stock, and a new tax allocation agreement that handed over the Company's NOLs to Icahn for 30% current payment on the first $900 million in NOLs and no payment on the remaining NOLs unless and until XO was deconsolidated from Icahn's other entities.

    The terms for minority shareholders, however, had changed significantly in the last three days. Perhaps remembering his failure to anticipate demand for the 2004 offering, Icahn no longer left to chance that minority shareholders would fail to buy the preferred shares XO was offering. Instead, rather than offering minority shareholders one share for every two shares Icahn received, as previously proposed, on July 16, 2008 Icahn edited the transaction documents so that minority shareholders would get one share for every twenty Icahn received. Now, minority shareholders could receive up to $27.75 million of the convertible preferred stock (instead of $277.5 million) and up to $11.25 million of the perpetual preferred stock (instead of $112.5 million). As a result, Icahn guaranteed that he would dilute minority shareholders. More importantly for Icahn, he guaranteed himself over 80% of the total voting power of the Company regardless of what minority shareholders did.

    Cowen made a presentation to the Special Committee on the proposed stock offerings. Notably, Cowen's presentation did not address the tax allocation agreement. Cowen's presentation identified the Company's current total enterprise value (absent the NOLs) as $635.9 million -- or nearly $300 million less than Bidder 2's firm offer for only the Wireline Business that the Company had just turned down.

    In connection with the July 17, 2008 meeting, Cowen presented the Special Committee with separate fairness opinions for the convertible preferred stock and the perpetual preferred stock. Cowen did not identify the Bidder 2 offer as a factor in its fairness opinion, and it specifically limited its opinion to the fairness to the Company of the financial consideration the Company was receiving for the preferred stock. It did not address the fairness to minority shareholders of the preferred stock placements, nor did it address the size of the offering.

    Cowen did not provide a fairness opinion on the Tax Allocation Agreement. Instead, Cowen offered the following prominent disclaimers in its two fairness opinions:

    We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Furthermore, we express no view on that certain Tax Allocation Agreement by and among Starfire Holding Corporation and the Company nor are we expressing any opinion or making any judgment, evaluation or determination with respect to the value, characteristics, ability of any party to utilize or other attributes of the Company's tax position or of any net operating losses. In addition, you have not asked us to address, and our Opinion does not address, the fairness to the holders of any class of securities, creditors or other constituencies of the Company.

    The Special Committee recommended the sweetheart deal with Icahn to the full Icahn-controlled Board, which readily approved the deal.

    The Company Approves Icahn's Sweetheart Deal -- Then Realizes Weeks Later That The Deal Opened The Company Up to Substantial Potential Liabilities

    On July 24, 2008, after amendments to the transaction documents not relevant here, the Board approved final agreements with Icahn. The Special Committee requested that Cowen provide new fairness opinions to take into account the additional changes to the transaction documents since July 17, 2008. Cowen once again provided fairness opinions that did not take into account the Bidder 2 offer, the size of the offering, the fairness to minority shareholders, or the Amended Tax Allocation Agreement. The final transaction documents are dated as of July 25, 2008.

    As expected, no minority shareholders participated in the placement.

    Upon information and belief, the Special Committee did not realize that in its carelessness it had opened the Company up to assuming hundreds of millions of dollars of liabilities incurred by Icahn's other controlled entities under ERISA and the Internal Revenue Code as a result of the impending consolidation of XO with those other entities. In late August 2008, the Company and Icahn entered into an undertaking ostensibly to indemnify XO for any such liabilities. But the Company received an indemnification only from Defendant Starfire -- but not from Icahn or any of his other Icahn affiliates. As a result, the Company would receive no indemnification if Starfire were unable to pay, even if Icahn or his other controlled entities could have made XO whole. Upon information and belief, the Special Committee did not do any investigation into Starfire's finances before accepting an undertaking only from Starfire. As with the Amended Tax Allocation Agreement, the Special Committee did not obtain a fairness agreement from Cowen, its financial advisor, regarding this undertaking.

    Derivative Allegations

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 122 as if fully set forth herein.

    R2 asserts its derivative claims in the right of and for the benefit of the Company. R2 will fairly and adequately represent the interests of the Company and has retained competent counsel, experienced in derivative litigation, to litigate this action.

    Demand is Excused

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 124 as if fully set forth herein.

    R2 has not made a demand on the Board of Directors to institute the derivative claims alleged herein because such demand would be a futile and useless act for the following reasons.

    Because of Icahn's domination and control of the XO Board, Icahn is in a position to prevent, and has prevented, the other members of the XO Board from acting independently of Icahn in determining the appropriate course of action with respect to the Icahn Transaction and the Company's future. Indeed, despite the expressed concerns of Special Committee members about their fiduciary duties, Icahn compelled the Board to put "on hold" any sales discussions until his self-dealing transaction was completed. This bad faith action resulted from the Board's conscious disregard of its fiduciary duties.

    The Icahn Transaction was proposed by and for the benefit of Icahn and the Icahn Entities, so Icahn has an interest in each of the claims asserted herein.

    The Individual Defendants have ties to Icahn and the Icahn Entities that would disqualify them from serving as independent, disinterested directors in an arm's length transaction between and among the Company and the Icahn Entities. Defendants Grivner, Intrieri, Meister, and Shea are longtime employees of entities controlled by Icahn and therefore are financially and professionally beholden to him. Defendant Knauss is a friend of Icahn's, has a lengthy history of business dealings that make him beholden to Icahn, including receiving Icahn's support for service on three other boards of directors, was elected to the Board by Icahn, and demonstrated his inability to act independently of Icahn in connection with Icahn's prior self-dealing efforts to obtain the Company's NOLs. Icahn included Defendant Dell on Icahn's proposed slate of directors for Yahoo! Inc. All the Directors were elected by Icahn and maintain their positions as directors of the Company only as a result of Icahn's consent.

    All of the Individual Defendants participated in, acquiesced in, and/or approved the wrongs alleged herein and did so in affirmative violation of their duties to the Company. There is a substantial likelihood that the Individual Defendants will be held personally liable for their breaches of fiduciary duties as alleged herein.

    All of the purportedly independent directors sat on the Special Committee that negotiated and recommended this deal and also voted in favor of it. The Special Committee failed to inform itself fully, failed to follow advice received from independent advisors, failed to consider strategic alternatives available to the Company, failed to ascertain key consequences of the Icahn Transaction before its completion, and ultimately proceeded with a transaction that its financial advisor did not conclude was fair to the Company. Accordingly, many of the claims in this action are expressly predicated on the conduct of Knauss, Dell, and Gradin and these directors cannot be expected to act in an unbiased fashion to investigate their own conduct or pursue the claims alleged herein. To bring an action for violations of law, these directors would be required to sue themselves and/or their fellow directors with whom they have entangled financial alliances, interests, and dependencies. In addition, these very same directors served on the Wireline Special Committee that was so beholden to Icahn that it did not even defend its process in court after shareholders challenged Icahn's prior efforts to get his hands on the Company's NOLs and that resulted in the Company paying millions of dollars to settle a shareholder lawsuit challenging the Wireline Special Committee's actions.

    Additionally, the Individual Defendants received personal benefits from the Icahn Transaction, namely Icahn's commitment to help them keep their board seats.

    The Individual Defendants knew they were failing to act in good faith by restricting the mandate of the Special Committee to consider only the Icahn Transaction and by approving the Icahn Transaction despite a fairness opinion that refused to address the Amended Tax Allocation Agreement, a key component of the Icahn Transaction.

    Demand is excused because the costs to the Company resulting from Defendants' course of conduct amounted to a waste of corporate assets. Under applicable law, actions amounting to waste do not receive the protection of the business judgment rule and cannot be ratified by any Board, disinterested or otherwise.

    Demand is excused because the benefits to Icahn of the amendments to the Old Tax Allocation Agreement that are in the Amended Tax Allocation Agreement amounted to a gift of corporate assets without shareholder approval. Under applicable law, a gift of corporate assets in violation of 8 Del. C. Section 122 does not receive the protection of the business judgment rule and cannot be ratified by any Board, disinterested or otherwise.

    In sum, the Individual Defendants, who constituted the entire Board of the Company when this action was filed, intentionally or recklessly failed to protect the interests and assets of the Company, which could not have been the product of a valid exercise of business judgment, and thus are incapable of making a disinterested decision about whether to pursue the claims asserted herein. Accordingly, pre-suit demand on defendants is either not required or is excused and/or would be futile and is therefore excused.

    AS AND FOR A FIRST CAUSE OF ACTION
    (Breach of Fiduciary Duty -- Derivative Claim Against All Defendants)

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 136 as if fully set forth herein.

    As directors, the Individual Defendants owe the Company and its shareholders the fiduciary duties of care and loyalty and the obligation to act in good faith in their conduct of the Company's business.

    By negotiating, recommending, and approving the Icahn Transaction in the manner alleged above, the Defendants breached their fiduciary duties to the Company and its shareholders.

    There is no justifiable reason for the Icahn-controlled Board to have given Icahn the Company's NOLs for pennies on the dollar. There were many alternatives, recommended by advisors, that could have avoided this give-away.

    The Board itself created the Company's cash needs by failing to refinance the Company's long-term debt during the best credit market in history. Rather than take advantage of this market while it remained open, the Board approved a substantial increase in capital expenditures without a corresponding plan to pay for those expenditures. The only person served by this gross failure to account for future liabilities was Icahn, the holder of the debt that XO would have to repay.

    The Special Committee and the Board quashed expressions of interest by potential acquirers like Bidder 1, Bidder 3, Bidder 4, and Bidder 2 even though the analyses of both Cowen and Morgan Stanley showed that the offers from Bidder 1 and Bidder 2 would give the shareholders better value than a rights offering. The Special Committee even imposed false deadlines on the potential acquirers that it did not impose on Icahn in an effort to dampen their interest. When Bidder 2 nonetheless met the interim deadlines and made a firm offer that was three times the trading price of the Company's shares and would allow the shareholders to realize over $8 per share in NOL value, the Board withdrew the Special Committee's authority even to consider this offer. The Board's decision was so transparently motivated by the interests of Icahn rather than the Company that Cowen tried to resurrect the Bidder 2 discussions. The Board's rejection of the possibility of a sale was necessary, however, for Icahn to get his hands on the Company's NOLs.

    Financial advisors to the Company and the Special Committee advised the Company to raise capital through a modest offering of common stock in the range of $200 to $250 million if the Company adopted the rights offering option. The advisors further suggested making this rights offering available to as many potential investors as possible.

    The Special Committee and the Board ignored the advice to conduct a rights offering of common stock. Instead, the Board accepted Icahn's plan for a private placement of convertible stock that was attractive only to Icahn.

    The Special Committee and the Board also ignored the recommended size of an offering of $200 to $250 million and the ranges of benchmark offerings that suggested a $200 million offering of preferred stock was the largest figure that would be comparable to the benchmarks. Instead, the Special Committee and the Board accepted Icahn's demand for a $780 million private placement that was far larger than comparable benchmarks and provided the Company with an about $350 million of unnecessary, idle cash. This needlessly large refinancing served the interests not of the Company but of Icahn by permitting Icahn to achieve the 80% threshold necessary for him to get his hands on the Company's NOLs.

    The Special Committee and the Board further ignored the recommendations to open any offering to as many potential investors as possible and to seek an outside investor as a backstop. Indeed, the Special Committee and the Board ignored the unsolicited interest in minority investments made by Potential Investor 2, Potential Investor 3, and Potential Investor 1. Instead, the Special Committee and the Board approved a preferred rights offering on terms proposed by Icahn that prevented many shareholders from participating and were unlikely to obtain a single subscriber other than Icahn. These warnings proved true. Only Icahn acquired the preferred shares.

    The Special Committee ignored its own misgivings about handing over the Company's NOLs to Icahn. The Special Committee and the Board failed to implement any of the available and recommended alternatives to Icahn obtaining 80% of the voting power of the Company: a competitive sale process; a standstill agreement with Icahn limiting his ownership; an offering that would meet the Company's financial needs without putting a large enough bloc of votes at stake; an alternative or additional backstop to Icahn; a sale of shares to outside investors; or a road show.

    The Special Committee and the Board agreed to an Amended Tax Allocation Agreement that gave Icahn hundreds of millions of dollars of tax benefits at 30 cents on the dollar even though the Company's projections showed that it could begin using those tax benefits -- at 100 cents on the dollar -- in just three years and that the oversized transaction gave the Board hundreds of millions of dollars of idle cash that would carry them through that time. The Special Committee and the Board gave additional billions in NOLs to Icahn with no legitimate prospect of ever receiving anything in return for this giveaway.

    The Company's books and records show that the Special Committee and the Board handed Icahn these tax benefits with minimal, if any, negotiations and without any financial advisor conducting any analysis or offering any advice whatsoever on the terms of the Amended Tax Allocation Agreement.

    The Special Committee and the Board proceeded with Icahn's self-dealing tax allocation agreement without a fairness opinion.

    The Special Committee and the Board received an undertaking only from Starfire -- not even guaranteed by Icahn or any of his corporate affiliates -- for any tax and ERISA liabilities that XO could incur as a result of filing consolidated tax returns with Icahn's other controlled companies. This undertaking is worthless to XO if Icahn moves assets from Starfire to any of his other controlled companies.

    In sum, the Special Committee and the Board acted in the best interests of Carl Icahn, not the Company and the shareholders to whom they owed fiduciary duties. The Board did not dare put the Icahn Transaction to a "majority of the minority" vote that undoubtedly would not have passed.

    The Icahn Entities, as controlling shareholders of the Company, owe the Company and its other shareholders the fiduciary duties of care and loyalty and the obligation to act in good faith.

    Despite their fiduciary duties, the Icahn Entities participated in the Icahn Transaction knowing that it was designed to enrich Icahn at the expense of the Company and its minority shareholders. The Icahn Entities participated in the Icahn Transaction even though the rights offering far exceeded any legitimate corporate purpose and the Icahn Transaction gave Icahn excessive consideration. In addition, the Icahn Entities share in Icahn's benefits from the Icahn Transaction because they are among the potential beneficiaries of the Amended Tax Allocation Agreement.

    AS AND FOR A SECOND CAUSE OF ACTION
    (Aiding and Abetting Breach of Fiduciary Duty -- Derivative Claim Against the Icahn Entities)

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 154 as if fully set forth herein.

    If it is determined that any of the Icahn Entities do not independently owe fiduciary duties to the Company and its shareholders, the Icahn Entities aided and abetted the breaches of fiduciary duties of each and every one of the Individual Defendants by knowingly participating in the tortious conduct of each of them.

    AS AND FOR A THIRD CAUSE OF ACTION
    (Waste of Corporate Assets -- Derivative Claim Against the Individual Defendants)

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 156 as if fully set forth herein.

    The Individual Defendants engaged in conduct, or intentionally or recklessly approved conduct, that has caused the Company to waste valuable corporate assets.

    The Individual Defendants agreed to an Amended Tax Allocation Agreement that gave Icahn hundreds of millions of dollars of tax benefits at 30 cents on the dollar even though the Company's projections showed that it would be sitting on a pile of unused cash and could begin using those tax benefits in just three years. The Individual Defendants gave additional billions in NOLs to Icahn with no legitimate prospect of ever receiving anything in return for this giveaway.

    The Company's books and records show that the Individual Defendants handed Icahn these tax benefits with minimal, if any, negotiations and without any financial advisor conducting any analysis or offering any advice whatsoever on the terms of the Amended Tax Allocation Agreement.

    The Individual Defendants proceeded with Icahn's self-dealing tax allocation agreement without a fairness opinion.

    Defendants' acts of waste have damaged XO and its minority shareholders in the amounts of professional fees and expenses and Special Committee compensation and expenses incurred in connection with the Icahn Transaction and in an amount in excess of $1 billion reflecting the difference between the value of XO assets given to Icahn and the substantially lower value XO received from Icahn in the Icahn Transaction.

    AS AND FOR A FOURTH CAUSE OF ACTION
    (Breach of Fiduciary Duty -- Direct Claim Against Icahn and the Icahn Entities)

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 162 as if fully set forth herein

    As controlling shareholders of the Company, the Icahn Entities and Icahn, as the beneficial owner of their shares, owe to R2 as a shareholder the fiduciary duties of care and loyalty and the obligation to act in good faith.

    By engaging in the Icahn Transaction in the manner alleged above the Icahn Entities and Icahn have breached their fiduciary duties to R2. Icahn and the Icahn Entities obtained vastly excessive compensation in the form of Company stock and NOLs in exchange for cash and extinguishing debt owed by the Company. Icahn and the Icahn Entities in effect obtained Company stock in addition to making a transaction of NOLs for cash and extinguishing debt on which the Icahn Entities will also make a profit. Through the Icahn Transaction, Icahn and the Icahn Entities extracted and appropriated the voting power and economic power of R2 by diluting R2's interest in XO and deprived R2 of the benefits of the Company's NOLs as a shareholder.

    AS AND FOR A FIFTH CAUSE OF ACTION
    (Violation of 8 Del. C. Section 122 Against the Individual Defendants)

    R2 repeats and realleges each and every allegation made in paragraphs 1 through 165 as if fully set forth herein.

    Under Section 122 of the Delaware General Corporation Law, a Delaware corporation may make corporate gifts for public welfare, charitable, scientific or educational purposes or in aid of the country in time of war or other national emergency. A Delaware corporation must receive unanimous shareholder approval to make a gift for any other purpose. The Defendants violated Section 122 of the Delaware General Corporation Law by providing a gift of NOLs to Icahn without unanimous shareholder approval.

    In exchange for billions of dollars gifted to Icahn, the Company received only a token 30 cents on the dollar for the first $900 million in NOLs Icahn uses and a potential future payment for the remaining billions of dollars in NOLs based on a contingency entirely in Icahn's control that is unlikely ever to occur. The consideration the Company received is so grossly inadequate that the Amended Tax Allocation agreement constitutes a gift of corporate assets to Icahn.

    By approving in, engaging in, and closing the Icahn Transaction, the Individual Defendants violated 8 Del. C. Section 122.

    Defendants' gift of NOLs to Icahn damaged XO and its minority shareholders in the amounts of professional fees and expenses and Special Committee compensation and expenses incurred in connection with the Icahn Transaction and in an amount in excess of $1 billion reflecting the difference between the value of XO assets given to Icahn and the substantially lower value XO received from Icahn in the Icahn Transaction.

WHEREFORE, R2 asks the Court for the following relief in its favor and in favor of the Company, against all of the Defendant as follows:

(1) Entering a judgment rescinding the Icahn Transaction;

(2) Awarding nominal defendant XO Holdings, Inc. damages, interest and costs on all claims asserted derivatively on its behalf;

(3) Awarding R2 compensatory damages, interest and costs against each of the Defendants;

(4) Awarding R2 its expenses and costs, including reasonable legal fees;

(5) Imposing a constructive trust in favor of R2 upon benefits improperly received by defendants as a result of their wrongful conduct; and

(6) Awarding such other relief as might be just and proper under the circumstances.

Dated:  April 28, 2009
            New York, New York

COHEN & GRESSER LLP /s/ Mark S. Cohen
Mark S. Cohen Sandra C. McCallion Daniel H. Tabak 100 Park Avenue, 23rd Floor New York, NY 10017 Phone: (212) 957-7600 Fax: (212) 957-4514 Attorneys for Plaintiff R2 Investments, LDC

APPENDIX

Timeline of Important Events
June 2002	XO files for bankruptcy; Icahn buys up XO debt
January 2003	XO emerges from bankruptcy; Icahn holds more than 80% of XO's equity
January 2003-January 2004	Icahn uses approximately $450 million of XO's NOLs to reduce tax liability of Icahn-controlled companies; under Old Tax Allocation Agreement, Icahn to repay XO when and if it could use NOLs itself
January 2004	Icahn fails to participate in oversubscribed rights offering and falls below 80% threshold; Icahn fails to restore 80% equity ownership through arm's-length negotiations with third parties
November 2005	Wireline Special Committee (Knauss, Dell & Gradin) agrees to sell Icahn the Wireline Business for $700 million; XO stock plummets
March 2006	XO abandons Wireline Business sale to Icahn after preliminary court hearing
May 2006	Icahn tries to add language to 2006 proxy enabling him to undertake Wireline Business sale without shareholder approval; XO backs down after shareholders commence injunctive proceedings
January 2003-August 2007	Despite best credit market in history, XO Board makes no effort to refinance debt; instead, XO enacts capital plan that will cost hundreds of millions of dollars with no financing
September 2007	XO Board appoints Special Committee comprised of Knauss, Dell and Gradin to consider proposals received by Company from Icahn and others on financing
November 2007	Five investment banks bid to conduct XO financing rights offering; one recommends against rights offering; three recommend offerings of $200-$350 million; one recommends offering of up to $500 million
March 7, 2008	Bidder 1 makes unsolicited offer of $1.0 billion to purchase entire Company
March 21, 2008	Bidder 3 contacts Company about potential acquisition
April 1, 2008	Special Committee rejects Bidder 1 offer without negotiations and decides to forward Bidder 3 offer to full Board
April 4, 2008

Morgan Stanley recommends using competitive process to get best available bona fide offer and includes Bidder 1 on list of potential strategic buyers; Morgan Stanley explains that $1.0 billion offer translates to $2.25/share vs. current price of $1.27/share

Morgan Stanley identifies either $100-$125 million or $200 million rights offering as reasonable alternatives
April 16, 2008	Morgan Stanley advises Company that $1.0 billion offer far exceeds current ($0.79/share) share price or historical share prices
Cowen analysis shows Company value would need to increase by at least double the amount of any offering to achieve same value in one year as a $1.0 billion offer
May 15, 2008	Special Committee reinstates contact with Bidder 1 but fails to give Bidder 1 information it requests to continue process

Cowen provides two alternatives for equity rights offering, neither of which permits Icahn to achieve 80% threshold: (1) $508 million offering with Icahn backstop of 85% or (2) $338 million offering with third-party backstop and Icahn participating at 50.5%

May 22, 2008	Special Committee proposes $568 million offering -- fully backstopped by Icahn and permitting Icahn to exceed 80% threshold; Icahn insists on convertible preferred stock offering
May 30, 2008	Despite Cowen explanation that many shareholders could not participate in convertible preferred stock offering, Special Committee capitulates to Icahn's request for preferred stock offering
June 6, 2008	Cowen advises Special Committee of many pitfalls of extremely large convertible preferred stock offering exceeding all benchmarks
Bidder 2 makes offer of $900 million to $1 billion to purchase Wireline Business, provides letters of high confidence of financing and seeks to achieve deal in 6 weeks
June 16, 2008	Special Committee sends Icahn term sheet for preferred stock offering; Special Committee identifies size of offering as $500 million to $750 million but cannot narrow range without more information
June 21, 2008	Following extensive due diligence by Bidder 2, Cowen explains to Special Committee that Bidder 2's interest is very serious and an offer would reflect market value
June 23, 2008	Bidder 2 offers $940 million cash for Wireline Business with no financing contingency and expectation of signing in early July
Bidder 3 chooses to defer bidding primarily because Company's process is undefined
June 24, 2008

XO Board meets at Icahn's offices; Special Committee announces agreement with Icahn on private equity placement that could be rolled out in two weeks; at Icahn's direction, and over Special Committee's protests that it had fiduciary duties, Icahn-controlled Board votes to put pursuit of sale on hold

June 25, 2008-July 10, 2008

Bidder 2 tries to resurrect deal and Cowen -- ignoring June 24, 2008 Board vote -- tries to obtain better offer from Bidder 2, but their efforts collapse when Bidder 2 seeks to meet with an actual decision-maker

June 30, 2008	Special Committee yields to Icahn's demand for $780 million placement comprised of two classes, one convertible
July 13, 2008	Special committee circulates transaction documents reflecting that minority shareholders collectively have right to purchase 1 share for every 2 Icahn receives
July 14, 2008

Special Committee circulates new tax sharing agreement that changes Icahn repayment requirement: Icahn to repay only 30% of first $900 million in NOLs used in current payments and to repay any additional NOLs used only if Icahn deconsolidates XO

Cowen presentation to Special Committee shows that Icahn's demanded offering exceeds prior "comparable" offerings by an order of magnitude
July 16, 2008	Icahn edits transaction documents: minority shareholders collectively to receive right to purchase 1 share for every 20 Icahn receives
July 17, 2008

Cowen presents fairness opinions on the preferred offerings limited to the fairness to the Company of the price, interest rate and form of payment; Cowen explicitly carves out amended tax allocation agreement and fairness to minority shareholders from its fairness opinions

July 25, 2008	Icahn Transaction documents executed

Cowen revised fairness opinions are still limited to the fairness to the Company of the price, interest rate and form of payment; Cowen still explicitly carves out amended tax allocation agreement and fairness to minority shareholders from its fairness opinions

August 2008	Icahn provides undertaking to Company indemnifying Company from ERISA and tax liabilities Company incurred through consolidation